Exhibit 99.1

Hepsiburada Provides Updated 2021 Outlook

ISTANBUL, November 12, 2021 - D-MARKET Electronic Services & Trading (d/b/a "Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, provides an update on its outlook for 2021, based on the current market conditions that have impacted the third quarter of 2021 and will continue to impact the last quarter of the year.

Business Update

In the third quarter, Hepsiburada’s results were unfavorably impacted by a combination of factors, mainly the slowdown in market growth rate and intensified competition.

At the beginning of the third quarter, COVID-19 restrictions were fully lifted and customer mobility increased. Following this development, the growth of online card spending in Turkey slowed down substantially. Further, competition in the Turkish e-commerce market compared to the first half of 2021 intensified significantly. Hepsiburada responded to this new environment by increasing total customer discounts and expanding advertising and marketing spend.

These challenging market conditions that emerged in the third quarter continue in the fourth quarter. In order to navigate the market headwinds effectively, Hepsiburada is sharpening its focus on its key differentiators and drivers of sustainable GMV1 growth while managing customer discounts, marketing spend and cash flow more efficiently. These measures are designed to position Hepsiburada to deliver on its long term value proposition.

As a result, Hepsiburada expects to report third quarter GMV of ~TRY 6.45 billion, revenue of ~TRY 1.64 billion and ~ TRY 0.27 billion gross contribution2 based on preliminary financial results. Hepsiburada is now forecasting a full year 2021 GMV to be around TRY 24 billion compared to its prior forecast of TRY 28 billion – TRY 29 billion.

More detailed commentary and updates will be provided in its third quarter 2021 earnings release and conference call which will be held on November 23, 2021.

Notice of Third Quarter 2021 Financial Results and Conference Call

The Company’s management will report its unaudited financial results for the third quarter ended September 30, 2021 on Tuesday, November 23, 2021. Consequently, the Company will host an analyst and investor conference call and live webcast to discuss its unaudited financial results at 16.00 İstanbul time / 13.00 London / 8.00 a.m. New York Tuesday, November 23, 2021.

1 GMV (gross merchandise value) refers to the total value of orders/products sold through our platform over a given period of time (including value added tax (VAT) without deducting returns and cancellations), including cargo income (shipping fees related to the products sold through our platform) and excluding other service revenues and transaction fees charged to our merchants.

2 Gross contribution is defined as revenues less cost of inventory sold.

Live webcast can be accessed via https://87399.themediaframe.eu/links/hepsiburada211123.html

Company’s results presentation will be available at the Hepsiburada Investor Relations website https://investors.hepsiburada.com on November 23, 2021.

Replay

Following the call, a replay will be available on the Hepsiburada Investor Relations website https://investors.hepsiburada.com

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Turkey, combining a globally proven e-commerce business model with a one-stop 'Super App' to cater to our customers' everyday needs and to help make people's daily lives better. Customers can access a broad range of products and services including same-day delivery of groceries and essentials, products from international merchants, airline tickets and payment services through our embedded digital wallet, HepsiPay. In 2020, we seamlessly connected 33 million members and approximately 45 thousand Active Merchants.

Founded in Istanbul in 2000, Hepsiburada was built to lead the digitalization of commerce in Turkey. As a female-founded organization, we are committed to meaningful action to empower women. Through our 'Technology Empowerment for Women Entrepreneurs' program, we have reached more than 23,000 female entrepreneurs across Turkey.

Investor Contact

Helin Celikbilek, Investor Relations Director

ir@hepsiburada.com

Media Contact

Cem Tanır, Corporate Communications Director

corporatecommunications@hepsiburada.com

Brunswick Group

hepsiburada@brunswickgroup.com

Azadeh Varzi

Caroline Daniel

Nick Beswick

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995 that reflect the current views of D-MARKET Electronic Services and Trading (“we”, “our”, “Hepsiburada” or the “Company”) about future events and financial performance , including but not limited to statements regarding: (a) our expectations regarding the 2021 GMV; (b) potential disruptions to our operations and supply chain that may result from (i) epidemics or natural disasters, including the duration, scope and impact on our operations in general and the pace of recovery from the COVID-19 pandemic (ii) global supply challenges; and/or (iii) changes in the competitive landscape in the industry in which the Company operates; (c) anticipated launch of new initiatives, businesses or any other strategic projects (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our liquidity, substantial indebtedness, and ability to obtain additional financing; (f) our strategic goals and plans, including our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; and (g) expectations regarding our future performance based on our ability to attract more customers to our platform, to increase frequency of our customers on our platform, to add more merchants to our platform, to expanding our selection of products and services, to scale our new strategic assets and leverage logistics and technology as business enablers. These forward-looking statements can be identified by terminology such as “may”, “could”, “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets”, “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as our outlook and guidance, strategic and operational plans, contain forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Prospectus filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with our initial public offering, and in particular the “Risk Factors” section of our Registration Statement on Form F-1 (File No.333-256654) as filed with the SEC. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and the Company and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events.